NO ACT

PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040665

Received SEC

FEB 15 2008

Washington, DC 20549

February 15, 2008

Daniel M. Dunlap
Senior Attorney and Assistant Secretary
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Act: 1934
Section: 14A-8
Rule:
Public
Availability: 2/15/2008

Re: Allegheny Energy, Inc
Incoming letter dated December 21, 2007

Dear Mr. Dunlap:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Allegheny Energy by Mark E. Wilson. We also have received letters on the proponent's behalf dated January 7, 2008 and January 8, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

RECEIVED
2007 DEC 26 PM 6: 15
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Allegheny Energy, Inc.

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX : (724)838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sir or Madam:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), included herein is (i) a no-action request letter and (ii) pursuant to the Staff Bulletin 14C (CF), attached to this cover letter as Exhibit A are copies of correspondence relating to the shareholder proposal submitted by Mark E. Wilson (the "Proponent").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this cover letter and Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent, and, at the Proponent's request, to John Chevedden.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

c: Mark E. Wilson
John Chevedden

EXHIBIT A

CORRESPONDENCE

Mark E. Wilson
233 Old Distillery Road
Stahlstown, Pa. 15687

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely, Mark E Wilson Date: 11/6/07

Mark E. Wilson
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 22, 2007]

3 – Shareholder Action by Written Consent

RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitation on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard.

Shareholder Action by Written Consent –
Yes on 3

Notes:
Mark E. Wilson, 233 Old Distillery Road, Stahlstown, PA 15687 sponsored this proposal.

Allegheny Energy
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

November 29, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Mark E. Wilson
233 Old Distillery Road
Stahlstown, PA 15687

Mr. John Chevedden
2215 Nelson Avenue
Redondo Beach, CA 90278

Dear Mr. Wilson and Mr. Chevedden:

We received your faxed letter dated November 22, 2007 (copy enclosed) submitting a shareholder proposal for the 2008 Proxy Statement of Allegheny Energy, Inc. (the "Company").

Securities and Exchange Commission rules and regulations, including 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

Your proposal does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mellon Investor Services LLC, you are not a record holder of shares of Allegheny Energy, Inc. stock. We expect that you, like many shareholders, may own your shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8b(1) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." In this case and consistent with Rule 14a-8b(2), you must prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

If you mail a response to the address above, it must be postmarked no later than 14 days from the date you receive this letter. If you wish to submit your response electronically, you must submit it to the e-mail address or fax number above, within 14 days of your receipt of this letter.

The Company may exclude your proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you prove your eligibility, we will review the proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude your proposal on substantive grounds, even if you cure the eligibility and procedural defects.

I look forward to your response to this letter. I can be reached by U.S. mail at the address above, by email at ddunlap@alleghenyenergy.com or by telephone at 724-838-6188.

Sincerely,

Daniel M. Dunlap

Enclosures

Mark E. Wilson
233 Old Distillery Road
Stahlstown, Pa. 15687

Mr. Paul Evanson
Chairman
Allegheny Energy Inc. (AYE)
800 Cabin Hill Drive
Greensburg , Pa. 15601
PH : 724-838-6999
FX : 724-838-6864

Dear Mr. Evanson ,

This rule 14a-8 proposal is respectfully submitted for the next annual shareholders meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder of the required stock value until after the date of the applicable shareholder meeting. (see attached documents) This submitted format, with the shareholder-supplied emphasis, is intended to be used for a definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Ave.
Redondo Beach , Ca. 90278

Sincerely, Mark E Wilson   Date: 11/6/07

Mark E. Wilson
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
PH: 724-838-6188
FX: 724-838-6177

[AYE: Rule 14a-8 Proposal, November 22, 2007]

3 – Shareholder Action by Written Consent

RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitation on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard.

Shareholder Action by Written Consent –
Yes on 3

Notes:
Mark E. Wilson, 233 Old Distillery Road, Stahlstown, PA 15687 sponsored this proposal.

§ 240.14a-8 Shareholder proposals.

:op

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will have to provide the company with a written statement that you intend to continue to hold the ırities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one ›posal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline [illegible] e of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

([illegible] you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered [illegible]per under state law if they would be binding on the company if approved by shareholders. [illegible] our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

(ɜ to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own (osals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the (.npany intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

Danniel Dunlap

Please Fax

Acceptace

Wilson Mark

724 - 593 - 5610

Daniel Dunlap
Senior Attorney
Allegheny Energy

Dan,

Attached is proof of ownership for my submitted proposal. If there is any other problems please let me know.

Sincerely,

Mark E. Wilson
Shareholder of Record

Cc John Chevedden

M[illegible] E Wilson Retirement Account Summary

October 1, 2006 to December 29, 2006

ABOUT YOUR RETIREMENT PLAN

Introducing Quarterly Account Statement and Web Site Enhancements!
Your new, simplified account statement provides a quick snapshot of your retirement account and easy-to-understand analysis of this information. You can also customize your statement with additional account details by calling or going online. The *my*RetirementPlan Web site has also been updated with a new design that brings the most popular site features and more of your account detail to the homepage. Here you will find additional account analysis along with powerful planning tools and calculators. Log on to **rps.troweprice.com** today to check it out.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
T. Rowe Price Blue Chip Growth	$40,896.71	$2,416.26	$2,544.44	$45,857.41	100%	100%
Company Stock						
Allegheny Energy Company Stock	$47,151.07	$540.93	$6,735.85	$54,427.85	0%	0%
Ending Balance	$88,047.78	$2,957.19	$9,280.29	$100,285.26	100%	100%
Outstanding Loan Balance				$29,746.75		
Total Account Value				$130,032.01		

Allegheny Energy Company Stock
average cost : $21.00 cost basis : $24,893.91

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

[illegible] In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of January 24, 2007.

Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. Other return formulas may yield different results. Calculation of your account return is based on activity since 01/01/1996. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results. T. Rowe Price Investment Services, Inc., distributor, T. Rowe Price mutual Funds. Please review your statement and report any errors to T. Rowe Price within 60 days.

T.RowePrice
INVEST WITH CONFIDENCE

Mark E Wilson Retirement Account Summary

December 30, 2006 to March 31, 2007

ABOUT YOUR RETIREMENT PLAN

Saving As Much As You Can

When it comes to successfully planning for retirement, it's about saving as much as you can. Financial planners recommend saving at least 15% to 20% of your income for retirement. If that amount is overwhelming, start with a smaller percentage and increase it by 1% or 2% each year. Raise your contribution percentage when you get a raise in pay, and you can get even closer to the recommended saving rate. Every year is a year closer to your retirement; do something for yourself that can have a real impact on your future: Save as much as possible in your plan account - starting NOW.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
T. Rowe Price Blue Chip Growth	$45,857.41	$1,886.66	$144.28	$47,888.35	100%	100%
Company Stock						
Allegheny Energy Company Stock	$54,427.85	$520.18	$3,829.95	$58,777.98	0%	0%
Ending Balance	$100,285.26	$2,406.84	$3,974.23	$106,666.33	100%	100%
Outstanding Loan Balance				$29,653.66		
Total Account Value				$136,319.99		

All--heny Energy Company Stock
'erage cost : $21.25 cost basis : $25,414.09

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

Money In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of April 19, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice
INVEST WITH CONFIDENCE

Mark E Wilson Retirement Account Summary

April 1, 2007 to June 30, 2007

ABOUT YOUR RETIREMENT PLAN

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INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
T. Rowe Price Blue Chip Growth	$47,888.35	$2,284.25	$4,085.51	$54,258.11	100%	100%
Company Stock						
Allegheny Energy Company Stock	$58,777.98	$502.51	$3,106.98	$62,387.47	0%	0%
Ending Balance	$106,666.33	$2,786.76	$7,192.49	$116,645.58	100%	100%
Outstanding Loan Balance				$29,558.58		
Total Account Value				$146,204.16		

Allegheny Energy Company Stock

average cost : $21.49 cost basis : $25,916.60

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

y In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your investment(s). Future Allocation percentages show how new money will be allocated to your account as of July 18, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results*

T.RowePrice INVEST WITH CONFIDENCE

Mark E Wilson Retirement Account Summary

July 1, 2007 to September 30, 2007

ABOUT YOUR RETIREMENT PLAN

Introducing another way to contribute to your plan-Roth contributions. Your employer has added Roth contributions to your retirement plan. Unlike traditional before-tax contributions, which give you a tax break today because they are deducted from your pay before taxes are taken out, Roth contributions are made with after-tax dollars, or money you have already paid taxes on. However, when you take a qualified distribution-generally in retirement-the balance of your Roth contributions and any associated earnings are tax-free which can mean more spendable income in retirement compared to making before-tax contributions. For more information or help in deciding if Roth contributions are appropriate for you, visit rps.troweprice.com or call 1-800-922-9945.

INVESTMENT ACTIVITY

Investment	Beginning Balance	Money In/ Money Out	Gain/Loss	Ending Balance	Future Allocation Pre-tax	Future Allocation After-tax
Stocks						
T. Rowe Price Blue Chip Growth	$54,258.11	$2,520.81	$3,114.30	$59,893.22	100%	100%
Company Stock						
Allegheny Energy Company Stock	$62,387.47	$803.77	$627.05	$63,818.29	0%	0%
Ending Balance	$116,645.58	$3,324.58	$3,741.35	$123,711.51	100%	100%
Outstanding Loan Balance				$29,477.80		
Total Account Value				$153,189.31		

Allegheny Energy Company Stock
average cost : $21.88 cost basis : $26,720.37

At the point of distribution, there is no tax implication of cost basis for investments other than company stock held in a retirement account.

M In/ Money Out is the net total of all contributions, payments, other credits, withdrawals, other debits, and transfers made to and from your in. ient(s). Future Allocation percentages show how new money will be allocated to your account as of October 16, 2007.

To help achieve long-term retirement security, you should give careful consideration to the benefits of a well-balanced and diversified investment portfolio. Spreading your assets among different types of investments can help you achieve a favorable rate of return, while minimizing your overall risk of losing money. This is because market or other economic conditions that cause one category of assets, or one particular security, to perform very well often cause another asset category, or another particular security, to perform poorly. If you invest more than 20% of your retirement savings in any one company or industry, your savings may not be properly diversified. Although diversification is not a guarantee against loss, it is an effective strategy to help you manage investment risk. In deciding how to invest your retirement savings, you should take into account all of your assets, including any retirement savings outside of the Plan. No single approach is right for everyone because, among other factors, individuals have different financial goals, different time horizons for meeting their goals, and different tolerances for risk. It is also important to periodically review your investment portfolio, your investment objectives, and the investment options under the Plan to help ensure that your retirement savings will meet your retirement goals. For more information on individual investing and diversification, visit the Department of Labor website: http://www.dol.gov/ebsa/investing.html.

**Your Account Return represents an estimate of your portfolio return based on available account data using the time-weighted daily valuation calculation widely used by financial analysts. The return reflects the results of your investment selections as well as account activity. All returns over one year are annualized. Other return formulas may yield different results. For the purpose of this calculation your Inception Date will reflect the later of 01/01/1996 or the day you started investing in the plan at T. Rowe Price. Past performance is no guarantee of future results.*

Please review your statement and report any errors to T. Rowe Price within 60 days.

T.RowePrice
INVEST WITH CONFIDENCE

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this proposal.

There is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and **additional reasons to be submitted soon** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this resolution.

Additionally, there is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

The same or similar format of "Shareholders recommend that our Board adopt" the topic of another resolution, cumulative voting, was used in cumulative voting resolutions submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same "Board adopt" format used in the cumulative voting resolutions. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent in filing no action requests. This same "Board adopt" format then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text of this resolution, "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt a shareholder right to act by written consent. And that the companies that

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark E. Wilson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

Daniel M. Dunlap, Senior Attorney and Assistant Secretary
Direct Dial: (724) 838-6188
Fax: (724) 838-6177
Email: ddunlap@alleghenyenergy.com

February 13, 2008

RECEIVED
2008 FEB 15 AM 10:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the electronic mail messages received electronically on January 7, 2008 and January 8, 2008 from Mr. John Chevedden (e-mail address olmsted7p@earthlink.net) and sent to "CFLETTERS@SEC.GOV" (the "Chevedden E-mails"), with a copy to me. I am attaching a copy of the Chevedden E-mails as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to Mark E. Wilson (the "Proponent"), and, at the Proponent's request, to Mr. Chevedden.

I refer to my letter dated December 21, 2007 (Exhibit B) (the "December 21 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by the Proponent may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below and in the December 21 Letter, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal. The Company intends to file its definitive proxy materials for its 2008 Meeting on or about March 20, 2008.

The Company does not wish to belabor the points made in its December 21 Letter regarding the Proposal. Although we must correct a number of misleading statements contained within the Chevedden E-mails, we have not attempted to refute all of the inaccuracies in the Chevedden E-mails.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by applicable law.

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

On December 6, 2007, the Company's Board adopted certain amendments to the Company's amended and restated bylaws (the "Bylaw Amendment") to provide a new Article II, Section 14 that provides the following:

> Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

This Bylaw Amendment was made public in the Company's Form 8-K filed December 12, 2007, a copy of which was included as an exhibit to the December 21 Letter. Accordingly, the Company has "substantially implemented" the Proposal.

The Chevedden E-mails begin by making a baseless statement that the Company did not cite any precedent where a shareholder proposal was excluded "because of the impossibility of it being implemented." To the contrary, as it relates to violating state law and the lack of power or authority to implement the Proposal, the December 21 Letter cited numerous similar circumstances where the Staff has previously granted no-action requests to exclude a stockholder proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). With respect to Rule 14a-

8(i)(2), *see Tiffany & Co.* (March 13, 2007), *Burlington Resources Inc.* (February 7, 2003), *AT&T Wireless* (January 24, 2003), *International Business Machines Corporation* (January 27, 1999) and *The Boeing Company* (March 4, 1999). With respect to Rule 14a-8(i)(6), *see Burlington Resources Inc.* (February 7, 2003), *Alcide Corporation* (August 11, 2003), *I-many, Inc.* (April 4, 2003), and *Staten Island Bancorp, Inc.* (March 21, 2000).

For example, in the *Burlington Resources Inc.* ("Burlington") (February 7, 2003) letter, Burlington stated, and the Staff agreed, that Rule 14a-8(i)(6) allowed it to exclude a proposal since it lacked the power or authority to implement the proposal. In that example, the Proposal requested that the Burlington board of directors amend the company's certificate of incorporation to permit shareholders to take action by written consent and to call special meetings. Any amendment to Burlington's certificate of incorporation required the affirmative vote of the majority of its outstanding voting stock. Accordingly, Burlington's board of directors could not unilaterally amend their certificate of incorporation as it was not within the power and authority of its board of directors. In short, as in the Burlington letter, the Company's Board does not have the power or authority to effect the Proposal absent the requisite stockholder vote. Accordingly, the Proposal requests that the Board take action on matters over which it lacks the requisite power or authority, and the Proposal may, therefore, properly be excluded from the Company's Proxy Statement.

The Chevedden E-mails make reference to the position taken by the Staff with respect to a shareholder proposal (the "Chevedden Proposal") submitted to Wal-Mart Stores Inc. ("Wal-Mart"). In this situation, the Staff was unable to concur with Wal-Mart's arguments under Rules 14a-8(i)(2) and 14a-8(i)(6), noting that the Chevedden Proposal included language requesting that the Wal-Mart board "take all the steps in their power" to adopt cumulative voting. *See Wal-Mart Stores, Inc.* (March 20, 2007). Since Mr. Chevedden submitted responses to the Staff relating to the Wal-Mart proposal, he is intimately aware of this specific language requirement; however, he subsequently assisted the Proponent and submitted the Proposal to the Company without such language. Unlike the Company's position taken in its December 21, 2007 letter, Wal-Mart did not argue that it substantially implemented the Chevedden Proposal under Rule 14a-8(i)(10), most likely because Wal-Mart did not take any specific action to implement the Chevedden Proposal. Additionally, the Chevedden E-mails do not attempt to argue against substantial implementation because the Company has taken specific action through the Bylaw Amendment by adopting the standard allowed by applicable Maryland law.

The Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ... [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001) ("Staff Legal Bulletin No. 14"). Staff Legal Bulletin No. 14 also states that the Commission has a practice of issuing no-action responses that permit shareholders to make revisions that are "minor in nature and do not alter the substance of the proposal." Because Proponent's proposed revisions to the Proposal are not minor and materially alter the substance of the proposal, the Company believes, therefore, that the Proposal properly should be excluded.

A more detailed discussion on why the Proposal may be omitted from the Proxy Materials to be distributed by the Company in connection with its 2008 Meeting is set forth in the December 21 Letter.

Conclusion

For the reasons set forth above and in the December 21 Letter, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Additionally, Mr. Chevedden requested that he have the "last opportunity to submit material" with respect to the Proposal. We will not respond to any further communications from Mr. Chevedden unless he raises a new substantive issue or argument.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: John Chevedden
Mark E. Wilson

Exhibit A

Dunlap, Daniel M. (Legal Services)

From: olmsted [olmsted7p@earthlink.net]
Sent: Monday, January 07, 2008 4:55 PM
To: CFLETTERS@SEC.GOV
Cc: Dunlap, Daniel M. (Legal Services)
Subject: # 1 Allegheny Energy, Inc. (AYE) Rule 14a-8 Proposal: Shareholder Action by Written Consent

Attachments: AYE=WC.doc

AYE=WC.doc
(26 KB)

Please see the attachment.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this proposal.

There is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and **additional reasons to be submitted soon** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark E. Wilson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Dunlap, Daniel M. (Legal Services)

From: olmsted [olmsted7p@earthlink.net]
Sent: Tuesday, January 08, 2008 11:52 PM
To: CFLETTERS@SEC.GOV
Cc: Dunlap, Daniel M. (Legal Services)
Subject: # 2 Allegheny Energy, Inc. (AYE) Rule 14a-8 Proposal: Shareholder Action by Written Consent

Attachments: AYE=WC #2.doc

AYE=WC #2.doc
(34 KB)

Please see the attachment.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this resolution.

Additionally, there is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

The same or similar format of "Shareholders recommend that our Board adopt" the topic of another resolution, cumulative voting, was used in cumulative voting resolutions submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same "Board adopt" format used in the cumulative voting resolutions. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent in filing no action requests. This same "Board adopt" format then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text of this resolution, "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt a shareholder right to act by written consent. And that the companies that

published the rule 14a-8 resolutions and the shareholders who cast the 6 billion yes-votes similarly understood this "take all the steps in their power" text to be implicit. The resolution text is addressed to the board, which clearly must act first to adopt the resolution.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board *take all the steps in their power* to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Allegheny Energy did not give the proponent the opportunity to add similar text and instead filed a 6-page no action request.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt" text format of this proposal to Allegheny Energy. The proponent response to the Alaska Air no action request made these two points:

> 1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."
>
> 2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The proponent is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

> 1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?
>
> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *to take all the steps in their power* into "Shareholders ask our board *to take all the steps in their power* to amend our bylaws ..." This revision would make the meaning explicit in preference to implicit.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark E. Wilson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc.- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Mark E. Wilson (the "Proponent"), and received on November 22, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. Proposal A and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

> "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent."

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by applicable law.

On December 6, 2007, the Company's Board adopted certain amendments to the Company's amended and restated bylaws (the "Bylaw Amendment") to provide a new Article II, Section 14 that provides the following:

> Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

This Bylaw Amendment was made public in the Company's Form 8-K filed December 12, 2007, a copy of which is attached hereto as Exhibit B and was posted on the Company's website. Additionally, on December 12, 2007, the Company issued a press release to inform the Company's stockholders and other interested parties that the Company has amended its bylaws. Enclosed as Exhibit C is a copy of the press release.

The Bylaw Amendment closely tracks Section 2-505(a) of the Maryland General Corporation Law ("MGCL"), which permits any action "required or permitted to be taken at a meeting of the stockholders" to be taken without a meeting if "unanimous consent which sets forth the action" is given in writing or by electronic transmission "by each stockholder entitled to vote on the matter" and "filed in paper or electronic form with the records of stockholders meetings." This provision of the MGCL requires unanimity – a majority of votes is not sufficient. Under Section 2-505(b)(2) of the MGCL, in contrast, the charter of a corporation may authorize holders of common stock entitled to vote generally in the election of directors to "take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting." The charter of the Company, however, does not include the provisions required to allow action by less than unanimous written consent pursuant to Section 2-505(b)(2) of the MGCL. Therefore, the Board has taken all actions within its power and authority to implement the Proposal. Accordingly, the Company believes that the Proposal may properly be excluded from the Proxy Materials for the 2008 Meeting.

Rule 14a-8(i)(10) permits the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. By adopting the Bylaw amendment, which allows actions to be taken by unanimous written consent, the Board has acted consistently with applicable law and thereby has "substantially implemented" the Proposal.

The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. In this regard, it is not necessary that the actions called for by a proposal be "fully effected" in order for the proposal to be excluded under Rule 14a-8(i)(10). *See* SEC Release No. 34-19135 (Oct. 14, 1982). All that is required is the requested action has been "substantially implemented" by a company. *See Id., see also Exxon Mobil Corporation* (March 17, 2006) (proposal requesting a report detailing plans for the company to reduce greenhouse gas emissions and to foster the reduction of the carbon component of energy production excludable under Rule 14a-8(i)(10) where the company had previously issued a similar report and advised the proponent and the Staff of the company's intent to publish such a report shortly after the deadline for requesting no-action relief from the Staff) and *Masco Corporation* (March 29, 1999) (board policy substantially implemented proposal providing specific qualifications for the company's outside directors even though the board policy was more limited in scope).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the

Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(2) because it would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal that "would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." To the extent the Staff does not agree with the basis for exclusion discussed above, the Company believes that implementation of the Proposal would cause the Company to violate Maryland law.

Section 2-505(a) of the Maryland General Corporation Law ("MGCL") permits any action "required or permitted to be taken at a meeting of the stockholders" to be taken without a meeting if "unanimous consent which sets forth the action" is given in writing or by electronic transmission "by each stockholder entitled to vote on the matter" and "filed in paper or electronic form with the records of stockholders meetings." It is important to note that under the MGCL unanimity is required; a majority is not sufficient.

Section 2-505(b)(2) of the MGCL provides that the charter of a corporation may however authorize holders of common stock entitled to vote generally in the election of directors to "take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting." The charter of the Company does not include the provisions required by Section 2-505(b)(2) of the MGCL. Section 2-604 of the MGCL sets forth the procedures for amending the charter of a corporation. Specifically, 2-604(b) requires the Board to adopt a resolution setting forth the proposed amendment and declaring that the amendment is "advisable" and for the Board to direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders. Taking action to unilaterally amend the certificate of incorporation of the Company without stockholder approval would cause the Company to be in direct violation of Section 2-604 of the MGCL.

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that would result in the company violating state law. *See, e.g., Tiffany & Co.* (March 13, 2007), *Burlington Resources Inc.* (February 7, 2003), *AT&T Wireless* (January 24, 2003) (proposal requested changes to proxy relating to election of directors contrary to provisions of Delaware law), *International Business Machines Corporation* (January 27, 1999) (proposal would result in shareholders giving up right to discretionary proxy in contravention of New York law), and *The Boeing Company* (March 4, 1999) (proposal to change corporate approvals from majority of shares outstanding to a majority of shares present at meeting would violate Delaware law).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the

Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(2).

III. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Rule 14a-(8)(i)(6) permits a company to exclude a shareholder proposal if the company "lacks the power or authority to implement" such proposal. To the extent the Staff does not agree with the basis for exclusion discussed in Section I above, the Company believes that it does not have the power or authority to implement the Proposal.

The Proposal requests that the Board amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by the applicable law. As discussed above, under Section 2-604 of the MGCL the amendments to a company's certificate of incorporation of the type described in the Proposal may only be implemented upon authorization thereof by the board of directors initially, followed by approval thereof by the stockholders. In short, the Board does not have the power or authority to amend the Company's certificate of incorporation, absent the subsequent approval thereof by the Company's stockholders.

The Staff has previously granted no-action requests to exclude a stockholder proposal pursuant to Rule 14a-8(i)(6) under similar circumstances. *See Burlington Resources Inc.* (February 7, 2003), *Alcide Corporation* (August 11, 2003), *I-many, Inc.* (April 4, 2003), and *Staten Island Bancorp, Inc.* (March 21, 2000).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: Mark E. Wilson
John Chevedden

Exhibit A

[AYE: Rule 14a-8 Proposal, November 22, 2007]
3 – Shareholder Action by Written Consent

RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitation on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard.

Shareholder Action by Written Consent –
Yes on 3

Notes:
Mark E. Wilson, 233 Old Distillery Road, Stahlstown, PA 15687 sponsored this proposal.

8-K 1 form_8k.htm

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 12, 2007 (December 6, 2007)
Date of report (Date of earliest event reported)

ALLEGHENY ENERGY, INC.
(Exact name of registrant as specified in charter)

Maryland	1-267	13-5531602
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 Cabin Hill Drive
Greensburg, Pennsylvania
(Address of principal executive of offices)

15601-1689
(Zip code)

Registrant's telephone number, including area code: (724) 837-3000

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4 (c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.

Special Meetings of the Stockholders. Article II, Section 3 was amended to require that the Secretary of the Company call a special meeting of the Company's stockholders (the "Stockholders") upon the written request of the Stockholders entitled to cast at least 25% of all of the votes entitled to be cast at such meeting of the Stockholders, provided that such request meets the criteria described in Article II, Section 3(b). This provision previously required that the Secretary of the Company call such a meeting, subject to Article II, Section 3(b), upon the written request of the Stockholders entitled to vote not less than a majority of the votes entitled to be cast at a meeting of the Stockholders.

Majority Voting in Elections of Directors. Article II, Section 6 was amended to clarify that, subject to Article III, Section 6, each nominee to serve as a director of the Company will be elected if, in an uncontested election, the number of votes cast "for" such nominee exceeds the number of votes "withheld" with respect to such nominee at a meeting of the Stockholders that is duly called and at which a quorum is present (a "Majority Vote"). A nominee for director in a contested election will be elected by a plurality of all votes cast at such a meeting. Previously, this provision provided for the election of a director by a plurality of all votes cast at a duly called and convened meeting of the Stockholders; however, any director who received a majority number of votes cast "withheld" for his or her election rather than "for" such election was required to tender his or her resignation to the Board's Nominating and Governance Committee.

Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Independent Presiding Director. The Amended and Restated Bylaws also include a new Article III, Section 13 that directs the Board to designate an independent Presiding Director who, among other duties described in this provision, will preside at executive sessions of the independent directors. This provision requires that the position of independent Presiding Director be rotated every two years among the independent members of the Executive Committee of the Board and the Chairs of the Board's Management Compensation and Development Committee and Nominating and Governance Committee.

The Amended and Restated Bylaws are attached as Exhibit 3.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Bylaws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY ENERGY, INC.

Dated: December 12, 2007

By: /s/ Philip L. Goulding
Name: Philip L. Goulding
Title: Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Bylaws.

EX-3.(I) 2 exhibit_3.htm AMENDED & RESTATED BYLAWS

ALLEGHENY ENERGY, INC.

AMENDED AND RESTATED BYLAWS

December 6, 2007

ARTICLE I

OFFICES

Section 1. Principal Office. The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2. Additional Offices. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS' MEETINGS

Section 1. Place of Meetings. Every meeting of the stockholders shall be held at the principal executive office of the Corporation, or at such other place as shall be set by the Board of Directors and specified in the notice of the meeting.

Section 2. Annual Meetings. An annual meeting of the stockholders of this Corporation shall be held on the second Thursday in May in each year (or if that be a legal holiday, then on the next succeeding business day) or, if so set by the Board of Directors, on any other business day during the month of May for the purpose of electing Directors and for the transaction of such other business within the powers of the Corporation and as may properly be brought before the meeting.

Section 3. Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their agents duly authorized in writing) as of the Request Record Date entitled to cast at least 25 percent (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the Secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held in the preceding 12 months.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date.

(5) If written revocations of requests for the special meeting have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, the President or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent at least a majority of the issued and outstanding shares of stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.

Section 4. Notice. Not less than ten nor more than 90 days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and may vote at the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by transmitting it to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid.

Subject to Section 11(a), any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

Section 5. Quorum. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum; but this section shall not affect any requirement under any statute or the Charter for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the Chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Voting. Except as provided in Article III, Section 6, each director shall be elected by a vote of the majority of votes cast with respect to the director at a meeting of stockholders duly called and at which a quorum is present; provided, however, that with respect to a contested election, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a Director. Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted. For purposes of this section, a majority of the votes cast ("Majority Vote") means that the number of shares voted "for" a director must exceed the number of votes "withheld" from that director.

In an uncontested election, except as prohibited by law or by the Charter, any nominee for election as a Director at a meeting of stockholders duly called and at which a quorum is present who fails to receive a Majority Vote shall tender his or her resignation to the Nominating and Governance Committee, or its successor (the "Governance Committee"), for consideration following certification of such vote.

The Governance Committee shall promptly consider the resignation offer, and a range of possible responses based on any facts or circumstances it considers relevant and make a recommendation to the Board of Directors. If each member of the Governance Committee did not receive a Majority Vote at the same election, then the independent Directors who did receive a Majority Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them. The Board of Directors will take action on the Governance Committee's recommendation (or committee of independent Directors' recommendation) within 90 days following certification of the stockholder vote. The Company will publicly disclose each such resignation and the related action taken by the Board of Directors.

The Board of Directors expects that any Director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. However, if the only Directors who received a Majority Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

An election will be deemed to be uncontested if no stockholder provides notice of an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a Director election in the manner required by these Bylaws, or if any such stockholders have withdrawn all such nominations by the day before the mailing of notice of the meeting to stockholders.

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Notwithstanding the foregoing, unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 7. Proxies. A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, an authorization by a telegram, cablegram, datagram, electronic mail or any other electronic or telephonic means to the person authorized to act as proxy or to any other person authorized to receive the proxy authorization on behalf of the person authorized to act as the proxy, including a proxy solicitation firm or proxy support service organization. Such proxy or evidence of authorization of such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless a proxy provides otherwise, it is not valid more than 11 months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for so long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

Section 8. Voting of Stock by Certain Holders. Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any Director or other fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy. Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

Section 9. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the Chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 10. Organization and Conduct. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Presiding Director of the Board, if there be one, the President, the Vice Presidents in their order of rank and seniority, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as secretary of the meeting. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary, or in the absence of Assistant Secretaries an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (h) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 11. Nominations and Proposals by Stockholders.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the Secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a Director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the Corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this paragraph (2) of this Section 11(a), the name and address of such stockholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such Stockholder Associated Person; and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a Director or the proposal of other business on the date of such stockholder's notice.

(3) Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event the Board of Directors increases or decreases the maximum or minimum number of Directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice of the preceding year's annual meeting, a stockholder's notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean any person controlling, controlled by or under common control with such stockholder and any person acting, directly or indirectly, in concert with such stockholder in connection with such stockholder's proposal.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this Section 11(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (1) Upon written request by the Secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible to serve as Directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 11 and, if any proposed nomination or business is not in compliance with this Section 11, to declare that such defective nomination or proposal be disregarded.

(3) For purposes of this Section 11, (a) the "date of mailing of the notice" shall mean the date of the proxy statement for the solicitation of proxies for election of Directors and (b) "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. Voting by Ballot. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. Meetings by Remote Communication.At the discretion of the Board of Directors and subject to any guidelines and procedures that the Board of Directors may adopt from time to time, stockholders and proxy holders not physically present at a meeting of the stockholders may participate in the meeting of the stockholders by means of remote communication and may be considered present in person and may vote at the meeting of the stockholders, whether the meeting is held at a designated place or solely by means of remote communication. The Corporation shall implement reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a stockholder or proxy holder, the Corporation shall implement reasonable measures to provide the stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings and in the event any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Corporation.

Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

Section 15. Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of Directors shall be fixed only by a vote of the Board of Directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be stockholders in the Corporation.

Section 3. Vacancies. If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum. Any Director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 4. Place of Meetings. Every meeting of the Board of Directors shall be held at the principal executive office of the Corporation, or at such other place in or out of the State of Maryland as the Board of Directors may from time to time determine or shall be specified in the notice of the meeting.

Section 5. Annual or Regular Meetings. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and at any place or by means of remote communication as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Presiding Director, the Executive Committee or by a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them or may fix remote communication as the means by which any special meeting of the Board of Directors called by them will be held. The Board of Directors may provide, by resolution, the time and place, if any, and the means of remote communication, if any, for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 7. Notice. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each Director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the Director or his or her agent is personally given such notice in a telephone call to which the Director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the Director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 8. Action by Written Consent; Telephone or Electronic Meetings

(a) Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a unanimous written consent which sets forth the action is signed by all Directors on the Board and filed with the minutes or corporate records of Board proceedings.

(b) Members of the Board of Directors may participate in meetings of the Board of Directors by means of a conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 9. Quorum. A majority of the Board of Directors, but in no case less than the number of Directors required by the Maryland General Corporation Law, shall constitute a quorum for the transaction of business. If, at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. If, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority of a particular group of Directors is required for action, a quorum must also include a majority of such group.

The Directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

Section 10. Voting. The action of the majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. If enough Directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of the Directors still present at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 11. Organization and Conduct. At each meeting of the Board of Directors, the Chairman of the Board or, in the absence of the Chairman, the Presiding Director of the Board, if any, shall act as Chairman. In the absence of both the Chairman and the Presiding Director, a Director chosen by a majority of the Directors present shall act as Chairman. The Secretary or, in his or her absence, an Assistant Secretary of the Corporation or, in the absence of the Secretary and all Assistant Secretaries, a person appointed by the Chairman of the meeting shall act as Secretary of the meeting.

Section 12. Executive Committee and Other Committees. The Board, by resolution adopted by a majority of the entire Board, may appoint from among its members an Executive Committee and one or more other committees, each consisting of one or more Directors, except that the Audit Committee shall consist of at least three members. The Chairman of the Board shall be a member of the Executive Committee. Except as prohibited by law or by the Charter or by resolution of the Board, the Executive Committee shall have all the powers of the Board when the Board is not in session and each other committee shall have such powers as the Board shall confer. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a Director to act in the place of such absent member. Each such committee may fix its own rules of procedure, and may meet when and as provided by such rules or by resolution of the Board of Directors with notice given in the same manner as notice for special meetings of the Board of Directors; but in every case the presence of a majority shall be necessary to constitute a quorum at a meeting. The action of a majority of the committee members present at a meeting at which a quorum is present shall be the action of such committee. Any action required or permitted to be taken at a meeting of the members of the Executive or any other committee may be taken without a meeting if a unanimous written consent which sets forth the action signed by all members of the committee and filed with the minutes or corporate records of committee proceedings. Members of any committee may participate in meetings of such committee by means of conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting. The majority of the entire Board of Directors shall have the power at any time to change the members of the Executive Committee, except the Chairman thereof, and to change, at any time, the members of the other committees, to fill vacancies in any committee by election from the Directors, and to discharge any of the other committees.

Section 13. Independent Presiding Director. The independent members of the Board of Directors shall designate an independent Presiding Director who will preside at the executive sessions of the independent Directors. The position of the independent Presiding Director shall be rotated every two years among the independent members of the Company's Executive Committee and the Chairs of the Company's Management Compensation and Development and the Nominating and Governance Committees, commencing with an annual meeting of the Company's stockholders. The duties and powers of the Presiding Director include the following: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; (ii) serving as liaison between the Chairman and the independent directors; (iii) providing input to management on information to be sent to the Board and approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) calling meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he or she is available for consultation and direct communication.

Section 14. Remuneration. In addition to reimbursement of his or her reasonable expenses incurred in attending meetings or otherwise in connection with his or her attention to the affairs of the Company, each Director as such, and as a member of the Executive Committee or of any other committee of the Board, shall be entitled to receive such remuneration in such form and at such rates as may be fixed from time to time by the Board of Directors.

Section 15. Loss of Deposits. No Director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.

Section 16. Surety Bonds. Unless required by law, no Director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 17. Reliance. Each Director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the Corporation, regardless of whether such counsel or expert may also be a Director.

Section 18. Certain Rights of Directors. A Director shall have no responsibility to devote his or her full time to the affairs of the Corporation.

ARTICLE IV

OFFICERS

Section 1. General Provisions. The Executive Officers of the Corporation shall be elected annually by the Board of Directors and shall include a President and Chief Executive Officer (who shall be a Director), a Secretary and a Treasurer and may include a Chairman of the Board (who shall be a Director), one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The Board of Directors may also elect such other officers, agents and employees as the Board may deem necessary or desirable; provided, however, that the Chief Executive Officer may appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. Any two offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law to be executed, acknowledged or verified by any two or more officers. A vacancy in any office that may be filled by only by the Board of Directors may only be filled by the Board of Directors and a vacancy in any office which may be filled by the Board of Directors or an officer may only be filled by the Board of Directors or such officer. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. Term of Office. The term of office of all officers shall be one year and until their respective successors are elected and qualify, subject, however, to the provision for removal contained in the Charter.

Section 3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the Executive Committee, the Chairman of the Board, the President or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 4. Chief Executive Officer. The Board of Directors may designate a Chief Executive Officer. In the absence of such designation, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors or the Executive Committee, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 5. Chief Operating Officer. The Board of Directors may designate a Chief Operating Officer. The Chief Operating Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 6. Chief Financial Officer. The Board of Directors may designate a Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 7. Chairman of the Board. The Board of Directors shall designate a Chairman of the Board. The Chairman of the Board shall preside over the meetings of the Board of Directors and of the stockholders at which he or she shall be present. The Chairman of the Board shall perform such other duties as determined by the Board of Directors or the Executive Committee.

Section 8. Presiding Director. The Board of Directors may designate a Presiding Director from among its members, other than the Chairman of the Board, who shall be independent pursuant to the rules of the New York Stock Exchange. The Presiding Director shall be authorized to perform the duties of the Chairman of the Board during any absence of the Chairman of the Board and such other duties as set forth in these Bylaws or as otherwise determined by the Board of Directors.

Section 9. President. In the absence of a designation of a Chief Operating Officer by the Board of Directors, the President shall be the Chief Operating Officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of President and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 10. Vice Presidents. In the absence of the President or in the event of a vacancy in such office, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President; and shall perform such other duties as from time to time determined by the President, the Board of Directors or the Executive Committee. The Board of Directors may designate one or more Vice Presidents as Executive Vice President or Senior Vice Presidents or as Vice President for particular areas of responsibility.

Section 11. Secretary. The Secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address and e-mail address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time determined by the Chief Executive Officer, the President, the Board of Directors or the Executive Committee.

Section 12. Treasurer. The Treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or the Executive Committee. In the absence of a designation of a Chief Financial Officer by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the Executive Committee, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 13. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as determined by the Secretary or Treasurer, respectively, or by the President, the Board of Directors or the Executive Committee. The Assistant Treasurers shall, if required by the Board of Directors or the Executive Committee, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors or the Executive Committee.

Section 14. Contracts. The Board of Directors or the Executive Committee or another committee of the Board of Directors within the scope of its delegated authority may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors or the Executive Committee or such other committee and executed by an authorized person.

Section 15. Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers, agent or agents, as shall be authorized from time to time by the Board of Directors or the Executive Committee.

ARTICLE V

STOCK

Section 1. Certificates. Except as otherwise provided in these Bylaws, this Section shall not be interpreted to limit the authority of the Board of Directors to issue some or all of the shares of any or all of its classes or series without certificates. Each stockholder, upon written request to the Secretary of the Corporation, shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of stock held by him, her or it in the Corporation. Each certificate shall be signed by the Chairman of the Board, the President or a Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the seal, if any, of the Corporation. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Corporation shall, from time to time, issue several classes of stock, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing shares which are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets upon liquidation or which are redeemable at the option of the Corporation, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate. If the Corporation has authority to issue stock of more than one class, the certificate shall contain on the face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class of stock and, if the Corporation is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the shares of each series to the extent they have been set and the authority of the Board of Directors to set the relative rights and preferences of subsequent series. In lieu of such statement or summary, the certificate may state that the Corporation will furnish a full statement of such information to any stockholder upon request and without charge. If any class of stock is restricted by the Corporation as to transferability, the certificate shall contain a full statement of the restriction or state that the Corporation will furnish information about the restrictions to the stockholder on request and without charge.

Section 2. Transfer of Shares. Shares of stock of the Corporation evidenced by certificates shall be transferred on the books of the Corporation by the holder thereof in person or by his duly authorized attorney upon surrender and cancellation of certificates for the same number of shares, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Uncertificated shares are transferable on the books of the Corporation upon receipt of the proper transfer documents, instructions and assignments as may be reasonably required by the Corporation or its agents.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. Replacement Certificate. The President, the Secretary or the Treasurer or any other officer designated by the Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Directors may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4. Record Dates. The Directors may set, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date in any case shall not be prior to the close of business on the day the record date is set and shall be not more than 90 days, and in the case of a meeting of stockholders, not less than ten days before the date of the meeting.

In lieu of fixing a record date, the Board of Directors may direct that the stock transfer books be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of the meeting.

If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board of Directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. Seal. The Board of Directors shall provide a suitable corporate seal, in such form and bearing such inscriptions as it may determine. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

Section 6. Stock Ledgers. Original or duplicate stock ledgers, containing the names and addresses of the stockholders of the Corporation and the number of shares of stock of each class held by them respectively, shall be, kept at the principal office of the Corporation or at the office of its counsel, accountants or transfer agent.

Section 7. Fractional Stock; Issuance of Units. The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VI

FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December following.

ARTICLE VII

DISTRIBUTIONS

Section 1. Authorization. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the Charter.

Section 2. Contingencies. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper, consistent with the Charter, as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish such reserve.

ARTICLE VIII

INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former Director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for reasonable expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee (other than a Director or officer) or agent of the Corporation or a predecessor of the Corporation.

The indemnification and payment of expenses provided in this Article VIII shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. It shall be a defense to any action for advance for expenses that (i) a determination has been made that the facts then known to those making the determination would preclude indemnification or (ii) the Corporation has not received both (A) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (B) a written affirmation by the Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.

Any indemnification or payment of costs and expenses in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the individual entitled to seek indemnification (the "Indemnified Party"). The right to indemnification and advances hereunder shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Corporation denies such request, in whole or in part, or (ii) no payment thereof is made within 60 days. The Indemnified Party's costs and expenses (including attorney's fees) incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be paid or reimbursed by the Corporation.

The rights provided to any person in this Article shall be enforceable against the Corporation by each such person who shall be presumed to have relied upon this Article in serving or continuing to serve in any of the capacities described in (a) or (b) above. The provisions of this Article VIII shall be applied to proceedings whether or not made or commenced prior to the date hereof. All rights to indemnification and advance of expenses under the Charter of the Corporation and hereunder shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Neither amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Corporation may purchase and maintain insurance on behalf of any Indemnified Party against any liability asserted against and incurred by any Indemnified Party in any protected capacity or arising out of his or her position. The Corporation may purchase and maintain insurance on its behalf in respect of any liability that it may incur to provide indemnification under the Charter, this Article VIII, or law.

The invalidity or unenforceability of any provision of this Article VIII shall not affect the validity or enforceability of any other provision hereof.

ARTICLE IX

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission delivered by the person or persons entitled to such notice, whether before or after the time stated therein and filed with the records of the meeting, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE X

AMENDMENTS

The exclusive power to make, alter and repeal the Bylaws of the Corporation is vested in the Board of Directors and may be exercised by a majority of the entire Board.

Allegheny Energy

NEWS RELEASE

800 Cabin Hill Drive, Greensburg, PA 15601-1650

Look for us on the Internet at www.alleghenyenergy.com

Media contact:
David Neurohr
Director, External Communications
Phone: (724) 838-6020
Media Hotline: 1-888-233-3583
E-mail: dneuroh@alleghenyenergy.com

Investor contact:
Max Kuniansky
Executive Director, Investor Relations
and Corporate Communications
Phone: (724) 838-6895
E-mail: mkunian@alleghenyenergy.com

FOR IMMEDIATE RELEASE

Allegheny Energy Strengthens Corporate Governance Policies

GREENSBURG, Pa., December 19, 2007 – Allegheny Energy, Inc. (**NYSE: AYE**) announced today that its board of directors has adopted several changes to the company's bylaws to strengthen certain corporate governance policies. The changes increase the board's accountability to shareholders and reaffirm the company's commitment to good corporate governance.

The changes to the bylaws pertain to:

- Special meetings of stockholders,
- Majority voting in elections for directors,
- Stockholder action by written consent, and
- Formal designation of an independent presiding director position.

For a more detailed explanation of the changes, see the company's SEC Form 8-K, filed on December 12, 2007.

"We are committed to the highest standards for corporate governance," said Paul J. Evanson, Chairman, President and Chief Executive Officer of Allegheny Energy. "These bylaw changes give our shareholders a stronger voice in the company."

Allegheny Energy

Headquartered in Greensburg, Pa., Allegheny Energy is an investor-owned electric utility with total annual revenues of over $3 billion and more than 4,000 employees. The company owns and operates generating facilities and delivers low-cost, reliable electric service to over 1.5 million customers in Pennsylvania, West Virginia, Maryland and Virginia. For more information, visit the company's Web site at www.alleghenyenergy.com.

-###-

Daniel M. Dunlap, Senior Attorney and Assistant Secretary
Direct Dial: (724) 838-6188
Fax: (724) 838-6177
Email: ddunlap@alleghenyenergy.com

Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

February 13, 2008

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERIVCE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc. - Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is in response to the electronic mail messages received electronically on January 7, 2008 and January 8, 2008 from Mr. John Chevedden (e-mail address olmsted7p@earthlink.net) and sent to "CFLETTERS@SEC.GOV" (the "Chevedden E-mails"), with a copy to me. I am attaching a copy of the Chevedden E-mails as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to Mark E. Wilson (the "Proponent"), and, at the Proponent's request, to Mr. Chevedden.

I refer to my letter dated December 21, 2007 (Exhibit B) (the "December 21 Letter") pursuant to which Allegheny Energy, Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by the Proponent may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below and in the December 21 Letter, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal. The Company intends to file its definitive proxy materials for its 2008 Meeting on or about March 20, 2008.

The Company does not wish to belabor the points made in its December 21 Letter regarding the Proposal. Although we must correct a number of misleading statements contained within the Chevedden E-mails, we have not attempted to refute all of the inaccuracies in the Chevedden E-mails.

The Proposal

The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by applicable law.

Discussion

The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

On December 6, 2007, the Company's Board adopted certain amendments to the Company's amended and restated bylaws (the "Bylaw Amendment") to provide a new Article II, Section 14 that provides the following:

> Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

This Bylaw Amendment was made public in the Company's Form 8-K filed December 12, 2007, a copy of which was included as an exhibit to the December 21 Letter. Accordingly, the Company has "substantially implemented" the Proposal.

The Chevedden E-mails begin by making a baseless statement that the Company did not cite any precedent where a shareholder proposal was excluded "because of the impossibility of it being implemented." To the contrary, as it relates to violating state law and the lack of power or authority to implement the Proposal, the December 21 Letter cited numerous similar circumstances where the Staff has previously granted no-action requests to exclude a stockholder proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(6). With respect to Rule 14a-

8(i)(2), *see Tiffany & Co.* (March 13, 2007), *Burlington Resources Inc.* (February 7, 2003), *AT&T Wireless* (January 24, 2003), *International Business Machines Corporation* (January 27, 1999) and *The Boeing Company* (March 4, 1999). With respect to Rule 14a-8(i)(6), *see Burlington Resources Inc.* (February 7, 2003), *Alcide Corporation* (August 11, 2003), *I-many, Inc.* (April 4, 2003), and *Staten Island Bancorp, Inc.* (March 21, 2000).

For example, in the *Burlington Resources Inc.* ("Burlington") (February 7, 2003) letter, Burlington stated, and the Staff agreed, that Rule 14a-8(i)(6) allowed it to exclude a proposal since it lacked the power or authority to implement the proposal. In that example, the Proposal requested that the Burlington board of directors amend the company's certificate of incorporation to permit shareholders to take action by written consent and to call special meetings. Any amendment to Burlington's certificate of incorporation required the affirmative vote of the majority of its outstanding voting stock. Accordingly, Burlington's board of directors could not unilaterally amend their certificate of incorporation as it was not within the power and authority of its board of directors. In short, as in the Burlington letter, the Company's Board does not have the power or authority to effect the Proposal absent the requisite stockholder vote. Accordingly, the Proposal requests that the Board take action on matters over which it lacks the requisite power or authority, and the Proposal may, therefore, properly be excluded from the Company's Proxy Statement.

The Chevedden E-mails make reference to the position taken by the Staff with respect to a shareholder proposal (the "Chevedden Proposal") submitted to Wal-Mart Stores Inc. ("Wal-Mart"). In this situation, the Staff was unable to concur with Wal-Mart's arguments under Rules 14a-8(i)(2) and 14a-8(i)(6), noting that the Chevedden Proposal included language requesting that the Wal-Mart board "take all the steps in their power" to adopt cumulative voting. *See Wal-Mart Stores, Inc.* (March 20, 2007). Since Mr. Chevedden submitted responses to the Staff relating to the Wal-Mart proposal, he is intimately aware of this specific language requirement; however, he subsequently assisted the Proponent and submitted the Proposal to the Company without such language. Unlike the Company's position taken in its December 21, 2007 letter, Wal-Mart did not argue that it substantially implemented the Chevedden Proposal under Rule 14a-8(i)(10), most likely because Wal-Mart did not take any specific action to implement the Chevedden Proposal. Additionally, the Chevedden E-mails do not attempt to argue against substantial implementation because the Company has taken specific action through the Bylaw Amendment by adopting the standard allowed by applicable Maryland law.

The Staff has made it clear that a proposal "that will require detailed and extensive editing in order to bring ... [it] into compliance with the proxy rules" may justify the exclusion of the entire proposal. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (published July 13, 2001) ("Staff Legal Bulletin No. 14"). Staff Legal Bulletin No. 14 also states that the Commission has a practice of issuing no-action responses that permit shareholders to make revisions that are "minor in nature and do not alter the substance of the proposal." Because Proponent's proposed revisions to the Proposal are not minor and materially alter the substance of the proposal, the Company believes, therefore, that the Proposal properly should be excluded.

A more detailed discussion on why the Proposal may be omitted from the Proxy Materials to be distributed by the Company in connection with its 2008 Meeting is set forth in the December 21 Letter.

Conclusion

For the reasons set forth above and in the December 21 Letter, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Additionally, Mr. Chevedden requested that he have the "last opportunity to submit material" with respect to the Proposal. We will not respond to any further communications from Mr. Chevedden unless he raises a new substantive issue or argument.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: John Chevedden
Mark E. Wilson

Dunlap, Daniel M. (Legal Services)

From: olmsted [olmsted7p@earthlink.net]
Sent: Monday, January 07, 2008 4:55 PM
To: CFLETTERS@SEC.GOV
Cc: Dunlap, Daniel M. (Legal Services)
Subject: # 1 Allegheny Energy, Inc. (AYE) Rule 14a-8 Proposal: Shareholder Action by Written Consent

Attachments: AYE=WC.doc

AYE=WC.doc
(26 KB)

Please see the attachment.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 7, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this proposal.

There is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For this reason and **additional reasons to be submitted soon** it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark E. Wilson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Dunlap, Daniel M. (Legal Services)

From:	olmsted [olmsted7p@earthlink.net]
Sent:	Tuesday, January 08, 2008 11:52 PM
To:	CFLETTERS@SEC.GOV
Cc:	Dunlap, Daniel M. (Legal Services)
Subject:	# 2 Allegheny Energy, Inc. (AYE) Rule 14a-8 Proposal: Shareholder Action by Written Consent
Attachments:	AYE=WC #2.doc

AYE=WC #2.doc
(34 KB)

Please see the attachment.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 8, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Shareholder Action by Written Consent
Mark Wilson

Ladies and Gentlemen:

The company December 21, 2007 no action request is fundamentally flawed in arguing that the resolution is substantially implemented because it purportedly cannot be implemented. The company has provided no precedent where a resolution has been excluded under rule 14a-8(i)(10) because of the impossibility of it being implemented.

The company stated it has provided a new Article II, Section 14, which has text regarding shareholder action by written consent. And this very text cites the Charter as a roadblock to any such right. The company further argues that if it adopted Shareholder Action by Written Consent in accordance with the company's new Article II, Section 14, the company would contradict its Charter and that the company also lacks the power to implement. It appears that the company is arguing that its new Article II, Section 14 is therefore moot in implementing this resolution.

Additionally, there is no text in this resolution asking the board to act solely on its own to adopt the resolution. And the company makes no claim that the resolution should not be addressed to the board.

The same or similar format of "Shareholders recommend that our Board adopt" the topic of another resolution, cumulative voting, was used in cumulative voting resolutions submitted to 9 large-cap companies for 2007. The result was that none of these companies contested the same "Board adopt" format used in the cumulative voting resolutions. These 9 companies had a market capitalization of $1.3 trillion. And these 9 companies are not historically reticent in filing no action requests. This same "Board adopt" format then received a total of more than 6 billion yes-votes.

The above could lead to the conclusion that the text of this resolution, "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent" is *implicit* in stating that the board is requested to "take all the steps in their power" to adopt a shareholder right to act by written consent. And that the companies that

published the rule 14a-8 resolutions and the shareholders who cast the 6 billion yes-votes similarly understood this "take all the steps in their power" text to be implicit. The resolution text is addressed to the board, which clearly must act first to adopt the resolution.

The non-excluded Wal-Mart Stores Inc. (March 20, 2007) precedent has the text "that the board *take all the steps in their power* to adopt cumulative voting." However, in this instance Wal-Mart gave its proponent the opportunity to add the text "take all the steps in their power." On the other hand Allegheny Energy did not give the proponent the opportunity to add similar text and instead filed a 6-page no action request.

The non-excluded Alaska Air Group, Inc. (March 1, 2004) precedent used the same "Board adopt" text format of this proposal to Allegheny Energy. The proponent response to the Alaska Air no action request made these two points:

> 1) "Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach."
>
> 2) "Please be advised that [the proponent] Mr. Flinn is ready, willing and able to recast and revise his proposal based upon the guidance of the Staff."

The proponent is wiling to revise the text similar to the 2007 Wal-Mart precedent.

Additionally, Staff Legal Bulletin No. 14 refers to the long-standing staff practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature (bold added):

> 1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?
>
> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. **However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal.** We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but **contain some relatively minor defects that are easily corrected.** In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

For this resolution the minor revision would be to insert *to take all the steps in their power* into "Shareholders ask our board *to take all the steps in their power* to amend our bylaws ..." This revision would make the meaning explicit in preference to implicit.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Mark E. Wilson

Daniel Dunlap <ddunlap@alleghenyenergy.com>

Allegheny Energy, Inc.

DANIEL M. DUNLAP
Senior Attorney and Assistant Secretary

800 Cabin Hill Drive
Greensburg, PA 15601
(724) 838-6188 FAX: (724) 838-6177
ddunlap@alleghenyenergy.com

December 21, 2007

VIA FEDERAL EXPRESS
PRIORITY OVERNIGHT SERVICE

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Allegheny Energy, Inc.- Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, I am writing to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Mark E. Wilson (the "Proponent"), and received on November 22, 2007, may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders (the "2008 Meeting"). For the reasons set forth below, the Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented, Rule 14a-8(i)(2) because it would cause the Company to violate state law and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal. Therefore, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, I am enclosing six copies of the following:

A. This letter;

B. Proposal A and the Supporting Statement submitted by the Proponent, attached hereto as Exhibit A; and

C. One additional copy of this letter along with a self-addressed return envelope for purposes of returning a file-stamped receipt copy of this letter to the undersigned.

In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

The Proposal

The resolution portion of the Proposal, attached hereto as Exhibit A, reads as follows:

> "RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent."

Discussion

I. The Proposal may be excluded under Rule 14a-8(i)(10) because it has been substantially implemented.

The Proposal requests that the Company's Board of Directors (the "Board") amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by applicable law.

On December 6, 2007, the Company's Board adopted certain amendments to the Company's amended and restated bylaws (the "Bylaw Amendment") to provide a new Article II, Section 14 that provides the following:

> Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

This Bylaw Amendment was made public in the Company's Form 8-K filed December 12, 2007, a copy of which is attached hereto as Exhibit B and was posted on the Company's website. Additionally, on December 12, 2007, the Company issued a press release to inform the Company's stockholders and other interested parties that the Company has amended its bylaws. Enclosed as Exhibit C is a copy of the press release.

The Bylaw Amendment closely tracks Section 2-505(a) of the Maryland General Corporation Law ("MGCL"), which permits any action "required or permitted to be taken at a meeting of the stockholders" to be taken without a meeting if "unanimous consent which sets forth the action" is given in writing or by electronic transmission "by each stockholder entitled to vote on the matter" and "filed in paper or electronic form with the records of stockholders meetings." This provision of the MGCL requires unanimity – a majority of votes is not sufficient. Under Section 2-505(b)(2) of the MGCL, in contrast, the charter of a corporation may authorize holders of common stock entitled to vote generally in the election of directors to "take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting." The charter of the Company, however, does not include the provisions required to allow action by less than unanimous written consent pursuant to Section 2-505(b)(2) of the MGCL. Therefore, the Board has taken all actions within its power and authority to implement the Proposal. Accordingly, the Company believes that the Proposal may properly be excluded from the Proxy Materials for the 2008 Meeting.

Rule 14a-8(i)(10) permits the exclusion of proposals "if the company has already substantially implemented the proposal." The Staff has consistently taken the position that shareholder proposals are moot under Rule 14a-8(i)(10) when the procedures or policies addressed in the proposal have been substantially implemented by the company. By adopting the Bylaw amendment, which allows actions to be taken by unanimous written consent, the Board has acted consistently with applicable law and thereby has "substantially implemented" the Proposal.

The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). *See* SEC Release No. 34-20091 (August 16, 1983). Rather, a company need only have appropriately addressed the concerns underlying such a proposal. In this regard, it is not necessary that the actions called for by a proposal be "fully effected" in order for the proposal to be excluded under Rule 14a-8(i)(10). *See* SEC Release No. 34-19135 (Oct. 14, 1982). All that is required is the requested action has been "substantially implemented" by a company. *See Id., see also Exxon Mobil Corporation* (March 17, 2006) (proposal requesting a report detailing plans for the company to reduce greenhouse gas emissions and to foster the reduction of the carbon component of energy production excludable under Rule 14a-8(i)(10) where the company had previously issued a similar report and advised the proponent and the Staff of the company's intent to publish such a report shortly after the deadline for requesting no-action relief from the Staff) and *Masco Corporation* (March 29, 1999) (board policy substantially implemented proposal providing specific qualifications for the company's outside directors even though the board policy was more limited in scope).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the

Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal may be excluded under Rule 14a-8(i)(2) because it would cause the Company to violate state law.

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal that "would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject." To the extent the Staff does not agree with the basis for exclusion discussed above, the Company believes that implementation of the Proposal would cause the Company to violate Maryland law.

Section 2-505(a) of the Maryland General Corporation Law ("MGCL") permits any action "required or permitted to be taken at a meeting of the stockholders" to be taken without a meeting if "unanimous consent which sets forth the action" is given in writing or by electronic transmission "by each stockholder entitled to vote on the matter" and "filed in paper or electronic form with the records of stockholders meetings." It is important to note that under the MGCL unanimity is required; a majority is not sufficient.

Section 2-505(b)(2) of the MGCL provides that the charter of a corporation may however authorize holders of common stock entitled to vote generally in the election of directors to "take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting." The charter of the Company does not include the provisions required by Section 2-505(b)(2) of the MGCL. Section 2-604 of the MGCL sets forth the procedures for amending the charter of a corporation. Specifically, 2-604(b) requires the Board to adopt a resolution setting forth the proposed amendment and declaring that the amendment is "advisable" and for the Board to direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders. Taking action to unilaterally amend the certificate of incorporation of the Company without stockholder approval would cause the Company to be in direct violation of Section 2-604 of the MGCL.

The Staff has previously taken a no-action position concerning a company's exclusion of shareholder proposals directing the board of directors to take action that would result in the company violating state law. *See, e.g., Tiffany & Co.* (March 13, 2007), *Burlington Resources Inc.* (February 7, 2003), *AT&T Wireless* (January 24, 2003) (proposal requested changes to proxy relating to election of directors contrary to provisions of Delaware law), *International Business Machines Corporation* (January 27, 1999) (proposal would result in shareholders giving up right to discretionary proxy in contravention of New York law), and *The Boeing Company* (March 4, 1999) (proposal to change corporate approvals from majority of shares outstanding to a majority of shares present at meeting would violate Delaware law).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the

Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(2).

III. The Proposal may be excluded under Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Rule 14a-(8)(i)(6) permits a company to exclude a shareholder proposal if the company "lacks the power or authority to implement" such proposal. To the extent the Staff does not agree with the basis for exclusion discussed in Section I above, the Company believes that it does not have the power or authority to implement the Proposal.

The Proposal requests that the Board amend the Company's bylaws and any other appropriate governing documents to provide that the Company's stockholders have the right to act by written consent as permitted by the applicable law. As discussed above, under Section 2-604 of the MGCL the amendments to a company's certificate of incorporation of the type described in the Proposal may only be implemented upon authorization thereof by the board of directors initially, followed by approval thereof by the stockholders. In short, the Board does not have the power or authority to amend the Company's certificate of incorporation, absent the subsequent approval thereof by the Company's stockholders.

The Staff has previously granted no-action requests to exclude a stockholder proposal pursuant to Rule 14a-8(i)(6) under similar circumstances. *See Burlington Resources Inc.* (February 7, 2003), *Alcide Corporation* (August 11, 2003), *I-many, Inc.* (April 4, 2003), and *Staten Island Bancorp, Inc.* (March 21, 2000).

For these reasons and consistent with the Staff's prior interpretations, the Company believes that the Proposal may be omitted from the Proxy Materials for the 2008 Meeting. Accordingly, the Company respectfully submits that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(6).

Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2008 Meeting.

Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

If the Staff has any questions or comments regarding the foregoing, please contact me at 724-838-6188.

Sincerely,

Daniel M. Dunlap
Senior Attorney and Assistant Secretary

Enclosures

c: Mark E. Wilson
John Chevedden

Exhibit A

[AYE: Rule 14a-8 Proposal, November 22, 2007]
3 – Shareholder Action by Written Consent

RESOLVED, Shareholder Action by Written Consent, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent, compared to the standard allowed by applicable law to act by written consent.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitation on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a transaction or obtaining control of the board that could result in a higher stock price.

A 2001 study by Harvard professor Paul Gompers provides support for the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated with a reduction in shareholder value

Please encourage our Board to adopt this higher standard.

Shareholder Action by Written Consent –
Yes on 3

Notes:
Mark E. Wilson, 233 Old Distillery Road, Stahlstown, PA 15687 sponsored this proposal.

8-K 1 form_8k.htm

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 12, 2007 (December 6, 2007)
Date of report (Date of earliest event reported)

ALLEGHENY ENERGY, INC.
(Exact name of registrant as specified in charter)

Maryland (State or Other Jurisdiction of Incorporation)	1-267 (Commission File Number)	13-5531602 (IRS Employer Identification No.)

800 Cabin Hill Drive Greensburg, Pennsylvania (Address of principal executive of offices)	15601-1689 (Zip code)

Registrant's telephone number, including area code: (724) 837-3000

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On December 6, 2007, the Board of Directors (the "Board") of Allegheny Energy, Inc. (the "Company") adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") that reflect the changes to the Company's bylaws described below.

Special Meetings of the Stockholders. Article II, Section 3 was amended to require that the Secretary of the Company call a special meeting of the Company's stockholders (the "Stockholders") upon the written request of the Stockholders entitled to cast at least 25% of all of the votes entitled to be cast at such meeting of the Stockholders, provided that such request meets the criteria described in Article II, Section 3(b). This provision previously required that the Secretary of the Company call such a meeting, subject to Article II, Section 3(b), upon the written request of the Stockholders entitled to vote not less than a majority of the votes entitled to be cast at a meeting of the Stockholders.

Majority Voting in Elections of Directors. Article II, Section 6 was amended to clarify that, subject to Article III, Section 6, each nominee to serve as a director of the Company will be elected if, in an uncontested election, the number of votes cast "for" such nominee exceeds the number of votes "withheld" with respect to such nominee at a meeting of the Stockholders that is duly called and at which a quorum is present (a "Majority Vote"). A nominee for director in a contested election will be elected by a plurality of all votes cast at such a meeting. Previously, this provision provided for the election of a director by a plurality of all votes cast at a duly called and convened meeting of the Stockholders; however, any director who received a majority number of votes cast "withheld" for his or her election rather than "for" such election was required to tender his or her resignation to the Board's Nominating and Governance Committee.

Stockholder Action by Written Consent. The Amended and Restated Bylaws include a new Article II, Section 14, which provides that, unless otherwise provided in the Company's charter, any action required or permitted to be taken at a meeting of the Stockholders may be taken without a meeting by unanimous written consent of the Stockholders. Additionally, unless otherwise provided by the Company's charter, the holders of any class or series of stock, other than the Company's common stock entitled to vote generally in an election of directors, may take action or consent to any action by the written consent of the holders thereof entitled to cast not less than the minimum number of votes necessary to take such action at a meeting of the Stockholders, if the Company provides notice of such action to each Stockholder not later than 10 days after the effective time of such action.

Independent Presiding Director. The Amended and Restated Bylaws also include a new Article III, Section 13 that directs the Board to designate an independent Presiding Director who, among other duties described in this provision, will preside at executive sessions of the independent directors. This provision requires that the position of independent Presiding Director be rotated every two years among the independent members of the Executive Committee of the Board and the Chairs of the Board's Management Compensation and Development Committee and Nominating and Governance Committee.

The Amended and Restated Bylaws are attached as Exhibit 3.1 hereto and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description
3.1	Amended and Restated Bylaws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY ENERGY, INC.

Dated: December 12, 2007

By: /s/ Philip L. Goulding
Name: Philip L. Goulding
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Bylaws.

EX-3.(I) 2 exhibit_3.htm AMENDED & RESTATED BYLAWS

ALLEGHENY ENERGY, INC.

AMENDED AND RESTATED BYLAWS

December 6, 2007

ARTICLE I

OFFICES

Section 1. Principal Office. The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2. Additional Offices. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS' MEETINGS

Section 1. Place of Meetings. Every meeting of the stockholders shall be held at the principal executive office of the Corporation, or at such other place as shall be set by the Board of Directors and specified in the notice of the meeting.

Section 2. Annual Meetings. An annual meeting of the stockholders of this Corporation shall be held on the second Thursday in May in each year (or if that be a legal holiday, then on the next succeeding business day) or, if so set by the Board of Directors, on any other business day during the month of May for the purpose of electing Directors and for the transaction of such other business within the powers of the Corporation and as may properly be brought before the meeting.

Section 3. Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast at least 25 percent of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date and make a public announcement of such Request Record Date, the Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the Secretary.

(2) In order for any stockholder to request a special meeting, one or more written requests for a special meeting signed by stockholders of record (or their agents duly authorized in writing) as of the Request Record Date entitled to cast at least 25 percent (the "Special Meeting Percentage") of all of the votes entitled to be cast at such meeting (the "Special Meeting Request") shall be delivered to the Secretary. In addition, the Special Meeting Request shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the Secretary), shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned of record or beneficially by each such stockholder, and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, shall be sent to the Secretary by registered mail, return receipt requested, and shall be received by the Secretary within 60 days after the Request Record Date. Any requesting stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Secretary.

(3) The Secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The Secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the Secretary receives payment of such reasonably estimated cost prior to the mailing of any notice of the meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held in the preceding 12 months.

(4) Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the Chairman of the Board or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the Secretary upon the request of stockholders (a "Stockholder Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the Secretary (the "Delivery Date"), a date and time for a Stockholder Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the President, Chief Executive Officer or Board of Directors may consider such factors as he, she or it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery Date shall be the Meeting Record Date.

(5) If written revocations of requests for the special meeting have been delivered to the Secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the Secretary, the Secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the Secretary first sends to all requesting stockholders who have not revoked requests for a special meeting written notice of any revocation of a request for the special meeting and written notice of the Secretary's intention to revoke the notice of the meeting, revoke the notice of the meeting at any time before ten days before the commencement of the meeting. Any request for a special meeting received after a revocation by the Secretary of a notice of a meeting shall be considered a request for a new special meeting.

(6) The Chairman of the Board of Directors, the President or the Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the Secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the Secretary until the earlier of (i) five Business Days after receipt by the Secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the Secretary represent at least a majority of the issued and outstanding shares of stock that would be entitled to vote at such meeting. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

(7) For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Maryland are authorized or obligated by law or executive order to close.

Section 4. Notice. Not less than ten nor more than 90 days before each meeting of stockholders, the Secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting notice in writing or by electronic transmission stating the time and place of the meeting, if any, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and may vote at the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, either by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business, by transmitting it to the stockholder by an electronic transmission to any address or number of the stockholder at which the stockholder receives electronic transmissions or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid.

Subject to Section 11(a), any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice.

Section 5. Quorum. At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting shall constitute a quorum; but this section shall not affect any requirement under any statute or the Charter for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the Chairman of the meeting or the stockholders entitled to vote at such meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

The stockholders present either in person or by proxy, at a meeting which has been duly called and convened, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 6. Voting. Except as provided in Article III, Section 6, each director shall be elected by a vote of the majority of votes cast with respect to the director at a meeting of stockholders duly called and at which a quorum is present; provided, however, that with respect to a contested election, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a.Director. Each share may be voted for as many individuals as there are Directors to be elected and for whose election the share is entitled to be voted. For purposes of this section, a majority of the votes cast ("Majority Vote") means that the number of shares voted "for" a director must exceed the number of votes "withheld" from that director.

In an uncontested election, except as prohibited by law or by the Charter, any nominee for election as a Director at a meeting of stockholders duly called and at which a quorum is present who fails to receive a Majority Vote shall tender his or her resignation to the Nominating and Governance Committee, or its successor (the "Governance Committee"), for consideration following certification of such vote.

The Governance Committee shall promptly consider the resignation offer, and a range of possible responses based on any facts or circumstances it considers relevant and make a recommendation to the Board of Directors. If each member of the Governance Committee did not receive a Majority Vote at the same election, then the independent Directors who did receive a Majority Vote shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board of Directors whether to accept them. The Board of Directors will take action on the Governance Committee's recommendation (or committee of independent Directors' recommendation) within 90 days following certification of the stockholder vote. The Company will publicly disclose each such resignation and the related action taken by the Board of Directors.

The Board of Directors expects that any Director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. However, if the only Directors who received a Majority Vote in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation offers.

An election will be deemed to be uncontested if no stockholder provides notice of an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a Director election in the manner required by these Bylaws, or if any such stockholders have withdrawn all such nominations by the day before the mailing of notice of the meeting to stockholders.

A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the Charter. Notwithstanding the foregoing, unless otherwise provided by statute or by the Charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 7. Proxies. A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, an authorization by a telegram, cablegram, datagram, electronic mail or any other electronic or telephonic means to the person authorized to act as proxy or to any other person authorized to receive the proxy authorization on behalf of the person authorized to act as the proxy, including a proxy solicitation firm or proxy support service organization. Such proxy or evidence of authorization of such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless a proxy provides otherwise, it is not valid more than 11 months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. A proxy may be made irrevocable for so long as it is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

Section 8. Voting of Stock by Certain Holders. Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any Director or other fiduciary may vote stock registered in his or her name as such fiduciary, either in person or by proxy. Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

Section 9. Inspectors. The Board of Directors, in advance of any meeting, may, but need not, appoint one or more individual inspectors or one or more entities that designate individuals as inspectors to act at the meeting or any adjournment thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the Chairman of the meeting. The inspectors, if any, shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

Section 10. Organization and Conduct. Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the Chairman of the Board or, in the case of a vacancy in the office or absence of the Chairman of the Board, by one of the following officers present at the meeting: the Presiding Director of the Board, if there be one, the President, the Vice Presidents in their order of rank and seniority, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The Secretary, or, in the Secretary's absence, an Assistant Secretary, or in the absence of both the Secretary and Assistant Secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as secretary of the meeting. In the event that the Secretary presides at a meeting of the stockholders, an Assistant Secretary, or in the absence of Assistant Secretaries an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of such chairman, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; and (h) recessing or adjourning the meeting to a later date and time and place announced at the meeting. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 11. Nominations and Proposals by Stockholders.

(a) Annual Meetings of Stockholders. (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with this Section 11(a).

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the Secretary at the principal executive office of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (i) as to each individual whom the stockholder proposes to nominate for election or reelection as a Director, (A) the name, age, business address and residence address of such individual, (B) the class, series and number of any shares of stock of the Corporation that are beneficially owned by such individual, (C) the date such shares were acquired and the investment intent of such acquisition and (D) all other information relating to such individual that is required to be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the reasons for proposing such business at the meeting and any material interest in such business of such stockholder and any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder and the Stockholder Associated Person therefrom; (iii) as to the stockholder giving the notice and any Stockholder Associated Person, the class, series and number of all shares of stock of the Corporation which are owned by such stockholder and by such Stockholder Associated Person, if any, and the nominee holder for, and number of, shares owned beneficially but not of record by such stockholder and by any such Stockholder Associated Person; (iv) as to the stockholder giving the notice and any Stockholder Associated Person covered by clauses (ii) or (iii) of this paragraph (2) of this Section 11(a), the name and address of such stockholder, as they appear on the Corporation's stock ledger and current name and address, if different, and of such Stockholder Associated Person; and (v) to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a Director or the proposal of other business on the date of such stockholder's notice.

(3) Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event the Board of Directors increases or decreases the maximum or minimum number of Directors in accordance with Article III, Section 2 of these Bylaws, and there is no public announcement of such action at least 100 days prior to the first anniversary of the date of mailing of the notice of the preceding year's annual meeting, a stockholder's notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

(4) For purposes of this Section 11, "Stockholder Associated Person" of any stockholder shall mean any person controlling, controlled by or under common control with such stockholder and any person acting, directly or indirectly, in concert with such stockholder in connection with such stockholder's proposal.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which Directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that Directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a Director as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (2) of this Section 11(a) shall be delivered to the Secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

(c) General. (1) Upon written request by the Secretary or the Board of Directors or any committee thereof, any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory, in the discretion of the Board of Directors or any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11. If a stockholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 11.

(2) Only such individuals who are nominated in accordance with the procedures set forth in this Section 11 shall be eligible to serve as Directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 11 and, if any proposed nomination or business is not in compliance with this Section 11, to declare that such defective nomination or proposal be disregarded.

(3) For purposes of this Section 11, (a) the "date of mailing of the notice" shall mean the date of the proxy statement for the solicitation of proxies for election of Directors and (b) "public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act.

Section 12. Voting by Ballot. Voting on any question or in any election may be viva voce unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

Section 13. Meetings by Remote Communication.At the discretion of the Board of Directors and subject to any guidelines and procedures that the Board of Directors may adopt from time to time, stockholders and proxy holders not physically present at a meeting of the stockholders may participate in the meeting of the stockholders by means of remote communication and may be considered present in person and may vote at the meeting of the stockholders, whether the meeting is held at a designated place or solely by means of remote communication. The Corporation shall implement reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a stockholder or proxy holder, the Corporation shall implement reasonable measures to provide the stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings and in the event any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Corporation.

Section 14. Informal Action by Stockholders. Unless the Charter requires otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a unanimous consent which sets forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders meetings. Unless the Charter requires otherwise, the holders of any class or series of stock, other than Common Stock entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting if the Corporation gives notice of the action to each stockholder not later than 10 days after the effective time of the action.

Section 15. Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of Directors shall be fixed only by a vote of the Board of Directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be stockholders in the Corporation.

Section 3. Vacancies. If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum. Any Director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 4. Place of Meetings. Every meeting of the Board of Directors shall be held at the principal executive office of the Corporation, or at such other place in or out of the State of Maryland as the Board of Directors may from time to time determine or shall be specified in the notice of the meeting.

Section 5. Annual or Regular Meetings. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and at any place or by means of remote communication as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

Section 6. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the Presiding Director, the Executive Committee or by a majority of the Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them or may fix remote communication as the means by which any special meeting of the Board of Directors called by them will be held. The Board of Directors may provide, by resolution, the time and place, if any, and the means of remote communication, if any, for the holding of special meetings of the Board of Directors without other notice than such resolution.

Section 7. Notice. Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, United States mail or courier to each Director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the Director or his or her agent is personally given such notice in a telephone call to which the Director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the Director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the Director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

Section 8. Action by Written Consent; Telephone or Electronic Meetings

(a) Any action required or permitted to be taken at a meeting of the Board of Directors may be taken without a meeting if a unanimous written consent which sets forth the action is signed by all Directors on the Board and filed with the minutes or corporate records of Board proceedings.

(b) Members of the Board of Directors may participate in meetings of the Board of Directors by means of a conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting.

Section 9. Quorum. A majority of the Board of Directors, but in no case less than the number of Directors required by the Maryland General Corporation Law, shall constitute a quorum for the transaction of business. If, at any meeting of the Board there shall be less than a quorum present, a majority of those present may adjourn the meeting from time to time until a quorum shall have been obtained. If, pursuant to applicable law, the Charter or these Bylaws, the vote of a majority of a particular group of Directors is required for action, a quorum must also include a majority of such group.

The Directors present at a meeting which has been duly called and convened may continue to transact business until adjournment, notwithstanding the withdrawal of enough Directors to leave less than a quorum.

Section 10. Voting. The action of the majority of the Directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws. If enough Directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of the Directors still present at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the Charter or these Bylaws.

Section 11. Organization and Conduct. At each meeting of the Board of Directors, the Chairman of the Board or, in the absence of the Chairman, the Presiding Director of the Board, if any, shall act as Chairman. In the absence of both the Chairman and the Presiding Director, a Director chosen by a majority of the Directors present shall act as Chairman. The Secretary or, in his or her absence, an Assistant Secretary of the Corporation or, in the absence of the Secretary and all Assistant Secretaries, a person appointed by the Chairman of the meeting shall act as Secretary of the meeting.

Section 12. Executive Committee and Other Committees. The Board, by resolution adopted by a majority of the entire Board, may appoint from among its members an Executive Committee and one or more other committees, each consisting of one or more Directors, except that the Audit Committee shall consist of at least three members. The Chairman of the Board shall be a member of the Executive Committee. Except as prohibited by law or by the Charter or by resolution of the Board, the Executive Committee shall have all the powers of the Board when the Board is not in session and each other committee shall have such powers as the Board shall confer. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint a Director to act in the place of such absent member. Each such committee may fix its own rules of procedure, and may meet when and as provided by such rules or by resolution of the Board of Directors with notice given in the same manner as notice for special meetings of the Board of Directors; but in every case the presence of a majority shall be necessary to constitute a quorum at a meeting. The action of a majority of the committee members present at a meeting at which a quorum is present shall be the action of such committee. Any action required or permitted to be taken at a meeting of the members of the Executive or any other committee may be taken without a meeting if a unanimous written consent which sets forth the action signed by all members of the committee and filed with the minutes or corporate records of committee proceedings. Members of any committee may participate in meetings of such committee by means of conference telephone or other communications equipment by which all persons participating can simultaneously hear each other. Participation in a meeting by these means constitutes presence in person at the meeting. The majority of the entire Board of Directors shall have the power at any time to change the members of the Executive Committee, except the Chairman thereof, and to change, at any time, the members of the other committees, to fill vacancies in any committee by election from the Directors, and to discharge any of the other committees.

Section 13. Independent Presiding Director. The independent members of the Board of Directors shall designate an independent Presiding Director who will preside at the executive sessions of the independent Directors. The position of the independent Presiding Director shall be rotated every two years among the independent members of the Company's Executive Committee and the Chairs of the Company's Management Compensation and Development and the Nominating and Governance Committees, commencing with an annual meeting of the Company's stockholders. The duties and powers of the Presiding Director include the following: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; (ii) serving as liaison between the Chairman and the independent directors; (iii) providing input to management on information to be sent to the Board and approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) calling meetings of the independent directors; and (vii) if requested by major stockholders, ensuring that he or she is available for consultation and direct communication.

Section 14. Remuneration. In addition to reimbursement of his or her reasonable expenses incurred in attending meetings or otherwise in connection with his or her attention to the affairs of the Company, each Director as such, and as a member of the Executive Committee or of any other committee of the Board, shall be entitled to receive such remuneration in such form and at such rates as may be fixed from time to time by the Board of Directors.

Section 15. Loss of Deposits. No Director shall be liable for any loss which may occur by reason of the failure of the bank, trust company, savings and loan association, or other institution with whom moneys or stock have been deposited.

Section 16. Surety Bonds. Unless required by law, no Director shall be obligated to give any bond or surety or other security for the performance of any of his or her duties.

Section 17. Reliance. Each Director, officer, employee and agent of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be fully justified and protected with regard to any act or failure to act in reliance in good faith upon the books of account or other records of the Corporation, upon an opinion of counsel or upon reports made to the Corporation by any of its officers or employees or by the adviser, accountants, appraisers or other experts or consultants selected by the Board of Directors or officers of the Corporation, regardless of whether such counsel or expert may also be a Director.

Section 18. Certain Rights of Directors. A Director shall have no responsibility to devote his or her full time to the affairs of the Corporation.

ARTICLE IV

OFFICERS

Section 1. General Provisions. The Executive Officers of the Corporation shall be elected annually by the Board of Directors and shall include a President and Chief Executive Officer (who shall be a Director), a Secretary and a Treasurer and may include a Chairman of the Board (who shall be a Director), one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The Board of Directors may also elect such other officers, agents and employees as the Board may deem necessary or desirable; provided, however, that the Chief Executive Officer may appoint one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers or other officers. Any two offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity, if such instrument is required by law to be executed, acknowledged or verified by any two or more officers. A vacancy in any office that may be filled by only by the Board of Directors may only be filled by the Board of Directors and a vacancy in any office which may be filled by the Board of Directors or an officer may only be filled by the Board of Directors or such officer. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

Section 2. Term of Office. The term of office of all officers shall be one year and until their respective successors are elected and qualify, subject, however, to the provision for removal contained in the Charter.

Section 3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the Executive Committee, the Chairman of the Board, the President or the Secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

Section 4. Chief Executive Officer. The Board of Directors may designate a Chief Executive Officer. In the absence of such designation, the President shall be the Chief Executive Officer of the Corporation. The Chief Executive Officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors or the Executive Committee, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of Chief Executive Officer and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 5. Chief Operating Officer. The Board of Directors may designate a Chief Operating Officer. The Chief Operating Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 6. Chief Financial Officer. The Board of Directors may designate a Chief Financial Officer. The Chief Financial Officer shall have the responsibilities and duties as determined by the Board of Directors, the Executive Committee or the Chief Executive Officer.

Section 7. Chairman of the Board. The Board of Directors shall designate a Chairman of the Board. The Chairman of the Board shall preside over the meetings of the Board of Directors and of the stockholders at which he or she shall be present. The Chairman of the Board shall perform such other duties as determined by the Board of Directors or the Executive Committee.

Section 8. Presiding Director. The Board of Directors may designate a Presiding Director from among its members, other than the Chairman of the Board, who shall be independent pursuant to the rules of the New York Stock Exchange. The Presiding Director shall be authorized to perform the duties of the Chairman of the Board during any absence of the Chairman of the Board and such other duties as set forth in these Bylaws or as otherwise determined by the Board of Directors.

Section 9. President. In the absence of a designation of a Chief Operating Officer by the Board of Directors, the President shall be the Chief Operating Officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or the Executive Committee or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of President and such other duties as determined by the Board of Directors or the Executive Committee from time to time.

Section 10. Vice Presidents. In the absence of the President or in the event of a vacancy in such office, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the President and when so acting shall have all the powers of and be subject to all the restrictions upon the President; and shall perform such other duties as from time to time determined by the President, the Board of Directors or the Executive Committee. The Board of Directors may designate one or more Vice Presidents as Executive Vice President or Senior Vice Presidents or as Vice President for particular areas of responsibility.

Section 11. Secretary. The Secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address and e-mail address of each stockholder which shall be furnished to the Secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time determined by the Chief Executive Officer, the President, the Board of Directors or the Executive Committee.

Section 12. Treasurer. The Treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors or the Executive Committee. In the absence of a designation of a Chief Financial Officer by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the Executive Committee, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation.

Section 13. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as determined by the Secretary or Treasurer, respectively, or by the President, the Board of Directors or the Executive Committee. The Assistant Treasurers shall, if required by the Board of Directors or the Executive Committee, give bonds for the faithful performance of their duties in such sums and with such surety or sureties as shall be satisfactory to the Board of Directors or the Executive Committee.

Section 14. Contracts. The Board of Directors or the Executive Committee or another committee of the Board of Directors within the scope of its delegated authority may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors or the Executive Committee or such other committee and executed by an authorized person.

Section 15. Checks, Notes, Etc. All checks and drafts on the Corporation's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers, agent or agents, as shall be authorized from time to time by the Board of Directors or the Executive Committee.

ARTICLE V

STOCK

Section 1. Certificates. Except as otherwise provided in these Bylaws, this Section shall not be interpreted to limit the authority of the Board of Directors to issue some or all of the shares of any or all of its classes or series without certificates. Each stockholder, upon written request to the Secretary of the Corporation, shall be entitled to a certificate or certificates which shall represent and certify the number of shares of each class of stock held by him, her or it in the Corporation. Each certificate shall be signed by the Chairman of the Board, the President or a Vice President and countersigned by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer and may be sealed with the seal, if any, of the Corporation. The signatures may be either manual or facsimile. Certificates shall be consecutively numbered; and if the Corporation shall, from time to time, issue several classes of stock, each class may have its own number series. A certificate is valid and may be issued whether or not an officer who signed it is still an officer when it is issued. Each certificate representing shares which are restricted as to their transferability or voting powers, which are preferred or limited as to their dividends or as to their allocable portion of the assets upon liquidation or which are redeemable at the option of the Corporation, shall have a statement of such restriction, limitation, preference or redemption provision, or a summary thereof, plainly stated on the certificate. If the Corporation has authority to issue stock of more than one class, the certificate shall contain on the face or back a full statement or summary of the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class of stock and, if the Corporation is authorized to issue any preferred or special class in series, the differences in the relative rights and preferences between the shares of each series to the extent they have been set and the authority of the Board of Directors to set the relative rights and preferences of subsequent series. In lieu of such statement or summary, the certificate may state that the Corporation will furnish a full statement of such information to any stockholder upon request and without charge. If any class of stock is restricted by the Corporation as to transferability, the certificate shall contain a full statement of the restriction or state that the Corporation will furnish information about the restrictions to the stockholder on request and without charge.

Section 2. Transfer of Shares. Shares of stock of the Corporation evidenced by certificates shall be transferred on the books of the Corporation by the holder thereof in person or by his duly authorized attorney upon surrender and cancellation of certificates for the same number of shares, duly endorsed or accompanied by proper instruments of assignment and transfer, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require.

Uncertificated shares are transferable on the books of the Corporation upon réceipt of the proper transfer documents, instructions and assignments as may be reasonably required by the Corporation or its agents.

The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

Notwithstanding the foregoing, transfers of shares of any class of stock will be subject in all respects to the Charter and all of the terms and conditions contained therein.

Section 3. Replacement Certificate. The President, the Secretary or the Treasurer or any other officer designated by the Board of Directors may direct a new certificate to be issued in place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing the issuance of a new certificate, an officer designated by the Board of Directors may, in his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or the owner's legal representative to advertise the same in such manner as he or she shall require and/or to give bond, with sufficient surety, to the Corporation to indemnify it against any loss or claim which may arise as a result of the issuance of a new certificate.

Section 4. Record Dates. The Directors may set, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of, or to vote at, any meeting of stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date in any case shall not be prior to the close of business on the day the record date is set and shall be not more than 90 days, and in the case of a meeting of stockholders, not less than ten days before the date of the meeting.

In lieu of fixing a record date, the Board of Directors may direct that the stock transfer books be closed for a stated period but not longer than 20 days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten days before the date of the meeting.

If no record date is fixed and the stock transfer books are not closed for the determination of stockholders, (a) the record date for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting, whichever is the closer date to the meeting; and (b) the record date for the determination of stockholders entitled to receive payment of a dividend or an allotment of any other rights shall be the close of business on the day on which the resolution of the Board of Directors, declaring the dividend or allotment of rights, is adopted.

When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof, except when (i) the determination has been made through the closing of the transfer books and the stated period of closing has expired or (ii) the meeting is adjourned to a date more than 120 days after the record date fixed for the original meeting, in either of which case a new record date shall be determined as set forth herein.

Section 5. Seal. The Board of Directors shall provide a suitable corporate seal, in such form and bearing such inscriptions as it may determine. Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

Section 6. Stock Ledgers. Original or duplicate stock ledgers, containing the names and addresses of the stockholders of the Corporation and the number of shares of stock of each class held by them respectively, shall be, kept at the principal office of the Corporation or at the office of its counsel, accountants or transfer agent.

Section 7. Fractional Stock; Issuance of Units. The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the Charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VI

FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December following.

ARTICLE VII

DISTRIBUTIONS

Section 1. Authorization. Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the Charter. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the Charter.

Section 2. Contingencies. Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper, consistent with the Charter, as a reserve fund for contingencies, for equalizing dividends or other distributions, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine to be in the best interest of the Corporation, and the Board of Directors may modify or abolish such reserve.

ARTICLE VIII

INDEMNIFICATION AND ADVANCE OF EXPENSES

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former Director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for reasonable expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee (other than a Director or officer) or agent of the Corporation or a predecessor of the Corporation.

The indemnification and payment of expenses provided in this Article VIII shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise. It shall be a defense to any action for advance for expenses that (i) a determination has been made that the facts then known to those making the determination would preclude indemnification or (ii) the Corporation has not received both (A) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct has not been met and (B) a written affirmation by the Indemnified Party of such Indemnified Party's good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met.

Any indemnification or payment of costs and expenses in advance of the final disposition of any proceeding, shall be made promptly, and in any event within 60 days, upon the written request of the individual entitled to seek indemnification (the "Indemnified Party"). The right to indemnification and advances hereunder shall be enforceable by the Indemnified Party in any court of competent jurisdiction, if (i) the Corporation denies such request, in whole or in part, or (ii) no payment thereof is made within 60 days. The Indemnified Party's costs and expenses (including attorney's fees) incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be paid or reimbursed by the Corporation.

The rights provided to any person in this Article shall be enforceable against the Corporation by each such person who shall be presumed to have relied upon this Article in serving or continuing to serve in any of the capacities described in (a) or (b) above. The provisions of this Article VIII shall be applied to proceedings whether or not made or commenced prior to the date hereof. All rights to indemnification and advance of expenses under the Charter of the Corporation and hereunder shall be deemed to be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VIII is in effect. Neither amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of this Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

The Corporation may purchase and maintain insurance on behalf of any Indemnified Party against any liability asserted against and incurred by any Indemnified Party in any protected capacity or arising out of his or her position. The Corporation may purchase and maintain insurance on its behalf in respect of any liability that it may incur to provide indemnification under the Charter, this Article VIII, or law.

The invalidity or unenforceability of any provision of this Article VIII shall not affect the validity or enforceability of any other provision hereof.

ARTICLE IX

WAIVER OF NOTICE

Whenever any notice is required to be given pursuant to the Charter or these Bylaws or pursuant to applicable law, a waiver thereof in writing or by electronic transmission delivered by the person or persons entitled to such notice, whether before or after the time stated therein and filed with the records of the meeting, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE X

AMENDMENTS

The exclusive power to make, alter and repeal the Bylaws of the Corporation is vested in the Board of Directors and may be exercised by a majority of the entire Board.

Exhibit C

Allegheny Energy

NEWS RELEASE

800 Cabin Hill Drive, Greensburg, PA 15601-1650

Look for us on the Internet at www.alleghenyenergy.com

Media contact:
David Neurohr
Director, External Communications
Phone: (724) 838-6020
Media Hotline: 1-888-233-3583
E-mail: dneuroh@alleghenyenergy.com

Investor contact:
Max Kuniansky
Executive Director, Investor Relations
and Corporate Communications
Phone: (724) 838-6895
E-mail: mkunian@alleghenyenergy.com

FOR IMMEDIATE RELEASE

Allegheny Energy Strengthens Corporate Governance Policies

GREENSBURG, Pa., December 19, 2007 – Allegheny Energy, Inc. (**NYSE: AYE**) announced today that its board of directors has adopted several changes to the company's bylaws to strengthen certain corporate governance policies. The changes increase the board's accountability to shareholders and reaffirm the company's commitment to good corporate governance.

The changes to the bylaws pertain to:

- Special meetings of stockholders,
- Majority voting in elections for directors,
- Stockholder action by written consent, and
- Formal designation of an independent presiding director position.

For a more detailed explanation of the changes, see the company's SEC Form 8-K, filed on December 12, 2007.

"We are committed to the highest standards for corporate governance," said Paul J. Evanson, Chairman, President and Chief Executive Officer of Allegheny Energy. "These bylaw changes give our shareholders a stronger voice in the company."

Allegheny Energy

Headquartered in Greensburg, Pa., Allegheny Energy is an investor-owned electric utility with total annual revenues of over $3 billion and more than 4,000 employees. The company owns and operates generating facilities and delivers low-cost, reliable electric service to over 1.5 million customers in Pennsylvania, West Virginia, Maryland and Virginia. For more information, visit the company's Web site at www.alleghenyenergy.com.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2007

The proposal asks the board to amend the bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to act by written consent.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allegheny Energy relies.

Sincerely,

Peggy Kim

Peggy Kim
Attorney-Adviser

END